Issuer Free Writing Prospectus Filed by Mitsubishi UFJ Financial Group, Inc.
Pursuant to Rule 433 Reg-Statement No. 333- 242048 September 8, 2020

Senior Callable Fixed-to-Fixed Reset Rate Notes Due 2024

Issuer:	Mitsubishi UFJ Financial Group, Inc. (the “Company”)

Size:	U.S.$ 1,500,000,000

Issuer Ratings (Moody’s / S&P / Fitch)*:	A1 / A- / A-

Expected Security Ratings (Moody’s / S&P / Fitch)*:	A1 / A- / A-

Security Type:	Senior Notes

Currency:	U.S.$

Trade Date:	September 8, 2020

Settlement Date:	September 15, 2020 (the “Issue Date”)

Maturity:	September 15, 2024 (the “Maturity Date”)

Coupon:

From (and including) the Issue Date to (but excluding) the Reset Date, the Notes will bear interest at the fixed rate of 0.848% per annum.

From (and including) the Reset Date to (but excluding) the Maturity Date (the “reset fixed rate period”), the Notes will bear interest at a fixed per annum rate equal to the applicable U.S. Treasury Rate as determined by the Calculation Agent on the Reset Determination Date, plus 0.68%.

Reset Date:	September 15, 2023

Reset Determination Date:	The second Business Day immediately preceding the Reset Date

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year

First Interest Payment Date:	March 15, 2021

Determination of the U.S. Treasury Rate:

The U.S. Treasury Rate shall be determined by The Bank of New York Mellon as calculation agent (the “Calculation Agent”).

“U.S. Treasury Rate” means, with respect to the reset fixed rate period, the rate per annum equal to: (1) the arithmetic average, as determined by the Calculation Agent, of the yields on actively traded U.S. Treasury securities adjusted to constant maturity for the maturity of one year (“Yields”) for the five consecutive New York Business Days (as defined below) immediately prior to the Reset Determination Date based on information appearing in the statistical release designated “H.15” (or any successor publication that reports Yields) most recently published by the Board of Governors of the U.S. Federal Reserve System as of 5:00 p.m. (New York City time) on the Reset Determination Date; provided that if the Yield is not available through such release (or any successor publication) for any relevant New York Business Day, then the arithmetic average will be determined based on the Yields for the remaining New York Business Days during the five New York Business Day period described above (provided further that if the Yield is available for only a single New York Business Day during such five New York Business Day period, then “U.S. Treasury Rate” will mean the single-day Yield for such day); or (2) if no information is available to determine the U.S. Treasury Rate in accordance with the method set forth in (1) above by using the Yield for at least a single New York Business Day during the five New York Business Day period described above, then the annualized yield to maturity of the Comparable Treasury Issue (as defined below) calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) as of the Reset Determination Date.

If the U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “U.S. Treasury Rate” means the rate per annum equal to the last reported Yield, as determined by the Calculation Agent, based on information appearing in the statistical release designated “H.15” (or any successor publication that reports Yields) last published by the Board of Governors of the U.S. Federal Reserve System as of 5:00 p.m. (New York City time) on the Reset Determination Date.

For purposes of determining the U.S. Treasury Rate, “New York Business Day” means a day which is not a day on which banking institutions in New York are authorized by law or regulation to close, regardless of whether the over-the-counter market for actively traded U.S. Treasury securities is open or closed.

“Comparable Treasury Issue” means, with respect to the reset fixed rate period, the U.S. Treasury security selected by the Company (and notified to the Calculation Agent) with a maturity date on or about (but not more than 30 calendar days before or after) the maturity date for the Notes and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in U.S. dollars and having a maturity of one year; provided, however, that the selection of the Comparable Treasury Issue shall be at the sole discretion and judgement of the Company, and that such determination shall be final and conclusive for all purposes and binding on the Calculation Agent, the trustee, the paying agent and the holders of the Notes.

“Comparable Treasury Price” means, with respect to the Reset Determination Date, (i) the arithmetic average, as determined by the Calculation Agent, of the Reference Treasury Dealer Quotations (as defined below) for the Comparable Treasury Issue as of the Reset Determination Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if fewer than five such Reference Treasury Dealer Quotations are received, the arithmetic average, as determined by the Calculation Agent, of all such quotations, or (iii) if fewer than two such Reference Treasury Dealer Quotations are received, then the Reference Treasury Dealer Quotation as quoted by a Reference Treasury Dealer.

“Reference Treasury Dealer” means each of up to five banks selected by the Company (and notified to the Calculation Agent), or the affiliates of such banks, which are (i) primary U.S. Treasury securities dealers, and their respective successors, or (ii) market makers in pricing corporate bond issues denominated in U.S. dollars; provided, however, that the selection of the Reference Treasury Dealers shall be at the sole discretion and judgement of the Company, and that such determination shall be final and conclusive for all purposes and binding on the Calculation Agent, the trustee, the paying agent and the holders of the Notes.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer, the arithmetic average, as determined by the Calculation Agent, of the bid and asked prices quoted to the Company (and notified to the Calculation Agent) by such Reference Treasury Dealer for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, approximately at 11:00 a.m. (New York City time), on the Reset Determination Date.

Optional Redemption:	The Company may at its option and in its sole discretion redeem the Notes in whole, but not in part, on the date that is one year prior to the maturity date of the Notes, subject to the prior confirmation of the Financial Services Agency of Japan (if such confirmation is required under Japanese banking laws and regulations then in effect), at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest thereon to, but excluding, the redemption date.

Pricing Benchmark:	0.125% due 8/2023

Benchmark Spot (Price/Yield):	99-28 / 0.168%

Spread to Benchmark:	68 basis points

Issue Price:	100% of principal amount plus accrued interest, if any, from September 15, 2020

Reoffer Yield:	0.848%

Underwriting Discount:	0.25%

Net Proceeds before Expenses:	U.S.$ 1,496,250,000

Day Count:	30/360

Business Days:	New York and Tokyo

Business Day Convention:	Following Business Day Convention

Denominations:	U.S.$200,000 x U.S.$1,000

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

Governing Law:	New York law

Billing & Delivering:	MUFG Securities Americas Inc.

Joint Lead Managers and Joint Bookrunners:	Morgan Stanley & Co. LLC MUFG Securities Americas Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc.

Co-Managers:

Bank of China Limited

BNP Paribas

Crédit Agricole Corporate and Investment Bank

Drexel Hamilton, LLC

HSBC Securities (USA) Inc.

Natixis Securities Americas LLC

Nomura Securities International, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Société Générale

Wells Fargo Securities, LLC

Security Codes:	CUSIP: 606822 BV5 ISIN: US606822BV51 Common Code: 222903882

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (including a prospectus dated August 7, 2020 (the “Base Prospectus”)) and a preliminary prospectus supplement dated September 8, 2020 (the “Preliminary Prospectus Supplement,” and together with the Base Prospectus, the “Preliminary Prospectus”) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus for this offering, and other documents the Issuer has filed with the SEC and which are incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the transaction will arrange to send you the Preliminary Prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.